MobileBits Holdings Corporation
1990 Main Street Suite 750
Sarasota, FL 34236

October 11, 2011

Shehzad K. Niazi
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 3561
Washington, DC 20549

Re:	MobileBits Holdings Corporation Amendment No. 1 to Preliminary Schedule 14C Filed September 29, 2011 File No. 000-53953

Dear Mr. Niazi:

We are in receipt of your verbal opinion in regard to the above-referenced Amendment No. 1 to Preliminary Schedule 14C (the “Filing”) filed on September 29, 2001 with the Securities and Exchange Commission (the “Commission”). We understand the staff of the Division of Corporation Finance currently has no more comments on the Filing. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

MobileBits Holdings Corporation

/s/ Walter Kostiuk
Walter Kostiuk
Chief Executive Officer